Mail Stop 4561

November 7, 2007

<u>Via U.S. Mail and Fax (914) 332-0741</u>
Mr. Charles Cimitile
Chief Financial Officer
SPAR Group, Inc.
555 White Plains Rd., Suite 250
Tarrytown, NY 10591

   RE: **SPAR Group, Inc.**
      Form 10-K for the period ended December 31, 2006
      Filed April 2, 2007
      File No. 0-27408

Dear Mr. Cimitile:

   We have reviewed your response letter dated October 25, 2007 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Summary of Significant Accounting Policies

Principals of Consolidation, page F-14

1. We have read and reviewed your response to comment 4. Please provide us with a complete FIN 46(R) analysis as it relates to your 50% owned entities. Tell us how you determined that these entities are variable interest entities in accordance with paragraph 5 of FIN 46(R). In addition, please demonstrate to us how it was determined that you were the primary beneficiary and provide the significant terms of the royalty agreement. Also, tell us the amount of the revenues and net income of the entities that are 50% owned. We may have further comment.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief